PROGEN
                                                              INDUSTRIES LIMITED
                                                              ABN 82 010 975 612

    PROGEN PREPARES FOR ACCELERATED CLINICAL DEVELOPMENT OF PI-88 FOLLOWING FDA
                                     MEETING

BRISBANE, AUSTRALIA. TUESDAY 16 MAY 2006. Progen Industries (ASX: PGL, NASDAQ:
PGLAF) today announced it has received notification from the US Food and Drug Administration (FDA) guiding the accelerated development of its anti-cancer drug PI-88.

On the basis of the information Progen provided at, and as part of its 5 April 2006 meeting with the FDA, the FDA has recommended that Progen submit a Special Protocol Assessment (SPA) detailing the Phase III clinical development plan to support regulatory approval. An SPA is an agreement that the Phase III trial protocol design, clinical end-points and statistical analyses are acceptable to the FDA to support regulatory approval. As a result, Progen will advance its current Phase II liver cancer (Hepatocellular Carcinoma or HCC) program to Phase III, thereby reducing the development timeframe of PI-88 by up to three years.

There are three critical drivers that will accelerate PI-88's development:

     - the FDA supports a registration approach based on a single pivotal trial, rather than the normal two pivotal trials;
     - the FDA supports an accelerated approval based on meeting the secondary- end-point of disease-free survival (that is the time for the disease to recur), rather than the primary end-point of overall survival;
     - Progen will advance Stage 1 of its current Phase II trial directly to Phase III, rather than executing Stage 2 of the Phase II trial before proceeding to Phase III.

"Progen is strongly committed to pursuing this accelerated path to successfully commercialise PI-88," said Mr. Justus Homburg. "This is a very important milestone for the Company. It has expedited the entire clinical program, and will result in PI-88 being launched to market much earlier than anticipated. The financial benefit to Progen is very significant."

"We will report back to the market once we have a final implementation plan in place for the further development of PI-88. We anticipate this to be within the next few months" said Mr Homburg.

PI-88 is one of a new class of multi-targeted cancer drugs that have an anti-angiogenesis effect, a mechanism that starves tumors of essential nutrients that cause them to grow and spread. A well-known anti-angiogenesis treatment is Genentech's Avastin(TM), which was registered for metastatic colorectal cancer in 2004. Avastin(TM) generated US$398 million in sales in the first quarter of 2006.

Following the receipt of the FDA's feedback, Progen is currently preparing a Phase III trial design for liver cancer. The Company expects the trial will commence in mid 2007 with the primary end point of overall survival and the secondary end point disease-free survival. The latter will form the foundation for accelerated registration.

                                                              PROGEN
                                                              INDUSTRIES LIMITED
                                                              ABN 82 010 975 612

So far, 172 patients with post-operative liver cancer have been involved in the Phase II clinical trial program executed by Progen and its Taiwan-based strategic partner Medigen Biotechnology. Liver cancer is the leading cause of cancer death in most Asian countries and is a rapidly growing cause of cancer deaths in Europe and North America. While the surgical removal of liver tumors is possible in some patients, the disease recurs in between 40 and 60% of all post-operative liver cancer patients within the first year following surgery. Because it limits metastasis and tumor growth, Progen's PI-88 is especially well-suited to a post-operative setting where there is a low tumor burden. Additionally, there are currently no registered drugs for the post-operative treatment of liver cancer and few new compounds are in development.

"Progen has a clear market opportunity and advantage to develop HCC as its primary indication and we believe it is the quickest route to registration," Mr Homburg said.


PROGEN CEO JUSTUS HOMBURG WILL BE HOSTING AN INVESTOR TELE-CONFERENCE ON WEDNESDAY 17 MAY AT 9.30AM AUSTRALIAN EST (4:30PM TUESDAY 18 MAY WEST COAST USA, 7:30PM TUESDAY 18 MAY EAST COAST USA). THE CHAIRMAN MR STEPHEN CHANG AND BUSINESS DEVELOPMENT DIRECTOR MS SARAH MEIBUSCH WILL ALSO BE ONLINE TO TAKE YOUR CALLS. PLEASE FOLLOW THE DIAL-IN INSTRUCTIONS BELOW:

NATIONAL TOLL FREE - AUSTRALIA: 1800 500 485

INTERNATIONAL TOLL FREE - USA: 1888 891 6274

PARTICIPANT CODE: 763078

FURTHER INFORMATION
ABOUT PROGEN: Progen Industries Limited is an Australian based globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals for the treatment of cancer and other serious diseases.

Progen's  three  key  areas  of  focus  are:
- Clinical Development - via a focused clinical trial program involving its two compounds PI-88 and PI-166.
- Drug Discovery - projects focusing on the development of potent, selective inhibitors of carbohydrate-protein interactions, which are implicated in many disease processes.
- Manufacturing Services - PI-88 manufacturing development and supply for the clinical program

LIVER  CANCER
Liver cancer (hepatocellular carcinoma or HCC) is a cancer arising from the liver. It is also known as primary liver cancer or hepatoma. The liver is made up of different cell types (e.g., bile ducts, blood vessels, and fat-storing cells). However, liver cells (hepatocytes) make up 80% of the liver tissue. Thus, the majority of primary liver cancers (over 90 to 95%) arises from liver cells and is called hepatocellular cancer or carcinoma.

                                                              PROGEN
                                                              INDUSTRIES LIMITED
                                                              ABN 82 010 975 612

Liver cancer is the fifth most common cancer in the world. A deadly cancer, liver cancer will kill almost all patients who have it within a year. In 1990, the World Health Organization estimated that there were about 430,000 new cases of liver cancer worldwide, and a similar number of patients died as a result of this disease. About three quarters of the cases of liver cancer are found in Southeast Asia (China, Hong Kong, Taiwan, Korea, and Japan). In low Hepatitis (B and C) incidence regions, such as North America and Northern Europe, the incidence in men is about 4/100,000/year. Incidence of liver cancer is likely to increase substantially as immigration from high prevalence areas of the world continues, and as those infected with hepatitis C in the epidemic of the 1960s and 1970s start to develop HCC related to their chronic liver disease.

KEYWORDS  -  Progen,  liver  cancer,  HCC,  PI-88,  Justus  Homburg,  FDA

WEB LINKS to selected recent news and other information about Progen:

Progen meets with FDA                   www.progen.com.au//page=nepress2006.html
                                        ----------------------------------------
Progen Half Yearly Financial Results    www.progen.com.au//page=nepress2006.html
                                        ----------------------------------------
New CEO                                 www.progen.com.au//page=nepress2006.html
                                        ----------------------------------------
Open Briefing: New Trial & Update       www.progen.com.au/?page=nepress2005.html
                                        ----------------------------------------
AUSIndustry Grant Offered ($3.4M)       www.progen.com.au/?page=nepress2005.html
                                        ----------------------------------------
US Burrill & Co. engaged                www.progen.com.au/?page=nepress2005.html
                                        ----------------------------------------
PI-88 mode of action                    www.progen.com.au/?page=repi-88.html
                                        ------------------------------------
Progen's drug development pipeline      www.progen.com.au/?page=pihome.html
                                        -----------------------------------
Progen Industries Ltd                   www.progen.com.au
                                        -----------------

MEDIA AND INVESTOR    PROGEN INFORMATION:
RELATIONS:
Rebecca Wilson        Sarah Meibusch                  Justus Homburg
Buchan Consulting     Director, Business Development  CEO
rwilson@bcg.com.au    Progen Industries Limited       Progen Industries Limited
--------------------  Sarah.Meibusch@progen.com.au    justus.homburg@progen.com.au
Ph: (02) 9237 2800 /  ------------------------------  ----------------------------
0417 382 391          Ph:  +61 7 3842 3333            Ph: : +61 7 3842 3333

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company's filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.